UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

COMSCORE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

20564W105

(CUSIP Number)

WPP plc

27 Farm Street

London, United Kingdom W1J 5RJ

Telephone: +44(0) 20 7408 2204

Attention: Andrea Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Curt Myers, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

December 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20564W105

1	NAMES OF REPORTING PERSONS CAVENDISH SQUARE HOLDING B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 6,495,845 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 6,495,845 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,495,845 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (SEE ITEMS 2 AND 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 20564W105

1	NAMES OF REPORTING PERSONS WPP PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 6,495,845 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 6,495,845 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,495,845 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (SEE ITEMS 2 AND 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

This amendment No. 2 relates to the Schedule 13D filed by Cavendish Square Holding B.V., a private limited liability company incorporated under the laws of the Netherlands (“Cavendish”), and WPP plc, a corporation formed under the laws of Jersey (collectively, the “Reporting Persons” and each a “Reporting Person”) with the Securities and Exchange Commission on April 7, 2015, as amended (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of comScore, Inc., a Delaware corporation (the “Company”). Unless set forth below, all Items are unchanged from the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

(f)	Annex A, setting forth the name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of each of the Reporting Persons, is hereby amended and restated as set forth on Annex A hereto.

Item 3. Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Between December 17, 2015 and December 30, 2015, Cavendish acquired an aggregate of 418,867 additional shares of the Common Stock in open market transactions effected through a broker-dealer (the “Additional Shares”). The consideration used by Cavendish to acquire the Additional Shares was Cavendish’s working capital.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the securities described in Item 3 above for investment purposes and in connection with a strategic relationship that was entered into between WPP (including its subsidiaries and affiliates) and the Company.

On September 29, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Rum Acquisition Corporation, an Oregon corporation and a wholly owned subsidiary of the Company (“Merger Sub”) and Rentrak Corporation, an Oregon corporation (“Rentrak”), pursuant to which, at the effective time of the Merger (as defined below), Merger Sub will merge with and into Rentrak, with Rentrak surviving the merger as a wholly owned subsidiary of the Company (the “Merger”). Concurrently with the execution of the Merger Agreement, Cavendish entered into a Support Agreement (the “Support Agreement”) with Rentrak, pursuant to which Cavendish agreed to vote the shares of Common Stock (“Shares”) that it beneficially owns at any meeting of the stockholders of the Company (or to consent in connection with any written consent of stockholders of the Company) as follows: (a) in favor of the adoption of the Merger Agreement and any action reasonably requested by Rentrak in furtherance thereof, (b) against any action or agreement that would reasonably be expected to result in (i) a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or (ii) the conditions set forth in Section 2.2 of the Merger Agreement not being satisfied as required by the agreement, (c) against alternative acquisition or transaction proposal that is not offered by comScore and (d) against any other action, agreement or transaction involving the Company or any of its subsidiaries that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other material transactions contemplated by the Merger Agreement or the Support Agreement or the performance by the Company of its obligations under the Merger Agreement or by Cavendish of its obligations under the Support Agreement. Any additional Company securities that Cavendish acquires or any Company securities issued or issuable to Cavendish upon the conversion, exercise or exchange of all securities held by Cavendish that are convertible into, or exercisable or exchangeable for, shares of Common Stock (“New Shares”) will also be subject to the terms of the Support Agreement. The Support Agreement also restricts Cavendish from selling or otherwise transferring Shares or New Shares prior to the termination of the Support Agreement. The Additional Shares are “New Shares” under the Support Agreement and, accordingly, will be held by Cavendish subject to the terms of the Support Agreement. The Support Agreement shall terminate upon the earliest of (a) the receipt of requisite stockholder approval for the Merger Agreement and (b) the termination of the Merger Agreement in accordance with its terms.

Consistent with the investment purposes noted above, and subject to the limitations set forth in the Stockholders Rights Agreement, the Voting Agreement (each as defined below) and the Support Agreement, the Reporting Persons may engage in communications with, without limitation, management of the Company, one or more members of the board of directors of the Company (the “Board”), other shareholders of the Company and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Company, and such other matters as the Reporting Persons may deem relevant to their investment in the Company, which communications may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons intend to review their investment in the Company on an ongoing basis. Depending on various factors (including, without limitation, the Company’s financial position and strategic direction, actions taken by the Board, price levels of the relevant securities, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions), and subject to the limitations set forth in the Stockholder Rights Agreement, the Voting Agreement and the Support Agreement, the Reporting Persons may take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments of or related to the Company or selling some or all of their beneficial holdings, engaging in hedging or similar transactions with respect to the securities of or relating to the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	As of December 30, 2015, Cavendish is deemed to beneficially own an aggregate of 6,495,845 shares of Common Stock (the “Shares”), representing approximately 16.7% of the Company’s outstanding Common Stock, based upon 38,972,442 shares of Common Stock outstanding on December 10, 2015, as reflected in the Company’s prospectus filed pursuant to Rule 424(b)(3) on December 23, 2015. WPP plc indirectly owns 100% of Cavendish and therefore may be deemed to have beneficial ownership of the Shares. Cavendish disclaims beneficial ownership of the Shares.

(b)	Each of Cavendish and WPP plc may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares.

(c)	Information with respect to all transactions in the Company’s Common Stock that were effected by the Reporting Persons within the past 60 days is set forth in Annex B hereto, which is incorporated herein by reference.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2015

CAVENDISH SQUARE HOLDING B.V.

By:	/s/ A. van Heulen-Mulder
Name: A. van Heulen-Mulder
Title: Managing Director

WPP PLC

By:	/s/ Paul Richardson
Name: /s/ Paul Richardson
Title: Global Finance Director

Annex A

Directors and Executive Officers of the Reporting Persons

The name and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of each of the Reporting Persons are set forth below.

1.	CAVENDISH SQUARE HOLDING B.V.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address

Willem Pieter Roobol	Managing Director of Cavendish Square Holding B.V. (“Cavendish”) since May 24, 2004. Since December 1, 1999, Mr. Roobol has also served as Country Finance Director of JWT Netherlands (UbachsWisbrun JWT VOF, JWT (Netherlands) Holding B.V. and KSM B.V.) Since May 24, 2004 he has served as Managing Director of several other Dutch holding companies of the WPP group, including Lexington International B.V. (first holding company in the Netherlands in the WPP chain). Mr Roobol is a citizen of the Netherlands.	The address of Cavendish is Laan op Zuid 167, 3072 DB Rotterdam, Netherlands. The address of JWT Netherlands is Leidseplein 29, 1017 PS Amsterdam, Netherlands.

Astrid van Heulen-Mulder	Managing Director of Cavendish since May 21, 2002. Since May/June 2002 Ms. van Heulen-Mulder has also served as CFO and Managing Director of WPP Management Services (Holland) B.V. and as CFO and Managing Director of several other Dutch holding companies of the WPP group, including Lexington International B.V. Since May 2013 she has served as Manager of several Luxembourg holding companies of the WPP group, and since January 2014 she has served as a Director of WPP Holdings (Mauritius) Ltd. Ms. van Heulen-Mulder is a citizen of the Netherlands.	The address of Cavendish is Laan op Zuid 167, 3072 DB Rotterdam, Netherlands. The address of WPP Management Services (Holland) B.V. is Laan op Zuid 167, 3072 DB Rotterdam, Netherlands.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address

Marcel van der Avort

Managing Director of Cavendish since May 24, 2004. Since September 1, 2006, Mr. van der Avort has served as Director (CFO) of GroupM B.V. and of each of its 100% subsidiaries, including:

•    MediaEdge:CIA B.V.

•    Mindshare B.V.

•    MediaCom B.V.

•    Maxus B.V.

•    MediaBasics B.V.

•    LaComunidad B.V.

•    BannerConnect B.V. (Director since January 12, 2014).

Since January 29, 2013, Mr. van der Avort has also served as Director of Quisma Netherlands B.V., and since May 24, 2004, he has also served as managing director of several other Dutch holding companies of the WPP group including Lexington International B.V.

Mr. Van der Avort is a citizen of the Netherlands.

The address of Cavendish is Laan op Zuid 167, 3072 DB Rotterdam, Netherlands.

The address of GroupM B.V. is Karperstraat 8-10, 1075 KZ Amsterdam, Netherlands.

The address of Bannerconnect is Poststraat 12, 6135 KR, Sittard, Netherlands.

The address of Quisma Netherlands B.V. is Karperstraat 8-10, 1075 KZ Amsterdam, Netherlands.

2. WPP PLC

Roberto Quarta	Director and chairman of WPP. Roberto Quarta was appointed as a director with effect from January 2015. He is a partner in Clayton, Dubilier & Rice and Chairman of Clayton, Dubilier & Rice Europe, a private equity firm, a position he has held since March 2011. He also serves as Chairman of Smith & Nephew plc. Previously, he was Chairman of IMI plc, Chief Executive and then Chairman of BBA Group plc, Chairman of Rexel SA and a Non-executive director at BAE Systems plc, Equant NV, Foster Wheeler AG and PowerGen plc. Mr. Quarta is a dual citizen of the United States and Italy.

The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom.

The address of Clayton, Dubilier & Rice Europe is Cleveland House, 33 King Street, London, SW1Y 6RJ, United Kingdom.

The address of Smith & Nephew plc is 15 Adam Street, London, WC2N 6LA, United Kingdom.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address

Sir Martin Sorrell	Group chief executive and director of WPP. Sir Martin Sorrell joined WPP in 1985 as a director, becoming Group chief executive in the same year. He is a non-executive director of Formula One and Alcoa Inc. Mr. Sorrell is a citizen of the United Kingdom.	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom.

Paul W.G. Richardson	Finance director and director of WPP. Mr. Richardson became Group finance director of WPP in 1996 after four years with WPP as director of treasury. He is a non-executive director of STW Communications Group Limited in Australia, a company that is associated with WPP. Mr. Richardson is a citizen of the United Kingdom and the United States.	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom.

Roger Agnelli	Non-executive director of WPP. Mr. Agnelli was appointed a director of WPP in May 2013. He is the founding partner and CEO of AGN Holding, a Brazilian company focused on mining, logistics and bioenergy in Brazil, Latin America and Africa, a position he has held since November 2011. He is also the chairman of B&A Mineração S.A., a joint venture between BTG Pactual and AGN, focused on the exploration and development of fertilizer, iron ore and copper assets. Mr. Agnelli was CEO and president of VALE S.A. from July 2001 to May 2011. He was vice president of ANBID (Brazil’s National Association of Investment Banks) and member of the International Advisory Committee of the New York Stock Exchange (NYSE). He has served on the boards of directors of CPFL, Rio Grande Energia, Serra da Mesa Energia and VCB Energia in Brazil and Duke Energy in the	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom. The address of AGN Holding is Av. Brigadeiro Faria Lima, 3.015, 3º floor, Itaim Bibi – São Paulo, SP, Brazil.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address

US; in oil and gas, Petrobras and Suzano Petroquímica in Brazil and Spectra Energy in the US; in steel, CSN and LATASA; in automotive and auto parts, Mahle Metal Leve; in home appliances, Brasmotor and in cable TV, UGB Participações. He is also a member of the International Business Leaders Advisory Council (IBLAC) to the Mayor of Shanghai. He has served on the International Advisory Councils of South Africa to the President Thabo Mbeki and of Mozambique to the President, Dr. Armando Guebuza. He was a member of Anadarko’s Global Advisory Board and, in Brazil, he was a member of the Economic and Social Development Council of President Lula and of the Strategic Advisory Council of FIESP (Federation of Industries of the State of São Paulo). He has been a member of the board of directors of ABB Ltd since 2002. In addition, he is a member of the International Expert Advisory Board of the Sultanate of Oman and of McKinsey International Advisory Council. In Brazil, he is honorary director of ACRJ (Commercial Association of Rio de Janeiro. Mr. Agnelli is a citizen of Brazil.

Jacques Aigrain	Non-executive director of WPP. Dr. Aigrain was appointed a director of WPP in May 2013. He is currently a partner at Warburg Pincus LLP, a position he has held since March 2014. He was with Swiss Re since 2001 and CEO of Swiss Re from 2006 to 2009, and prior to that, he spent 20 years with JP Morgan Chase in New York, London and Paris. In addition, he is a non-executive director of London Stock Exchange Group Plc and a Supervisory Board Member of Lyondell Bassell NV, Deutsche Lufthansa AG and	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom. The address of Warburg Pincus LLP is Almack House, 28 King Street, St. James’s, SW1Y 6QW, London, United Kingdom.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address

its subsidiary, Swiss International Airlines AG. He also served as Chairman of LCH Clearnet Group Ltd and as a Director of the Qatar Financial Center Authorities until March 2015. Dr. Aigrain is a dual French and Swiss citizen.

Charlene Begley	Non-executive director of WPP. Ms. Begley was appointed a director of WPP in December 2013. Most recently, Ms. Begley served as a Senior Vice President of General Electric Company and the Chief Executive Officer and President of GE Home & Business Solutions at General Electric Company, a position she held from January 2010 to December 2013. She served as the company’s Chief Information Officer from January 2010 to December 2013 and led the Sourcing Council and Corporate Leadership Staff. Ms. Begley currently serves as a non-executive director and member of the Audit Committee of NASDAQ OMX, and as a non-executive director and member of the Audit and Nominating Committees of Red Hat. Inc. Ms. Begley was also a director of Morpho Detection, Inc. and GE Fanuc JV. Ms. Begley is a citizen of the United States.	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom. The address of General Electric Company is 3135 Easton Turnpike, Fairfield, Connecticut 06828, United States.

Sir John Hood	Non-executive director of WPP. Sir John Hood was appointed a director in January 2014. He was formerly Vice-Chancellor of the University of Oxford and of the University of Auckland. In New Zealand, he served as Chairman of Tonkin & Taylor Ltd and as non-executive director of Fonterra Co-operative Group, ASB Bank Ltd., and other companies. Sir John Hood has served as President & CEO of the Robertson Foundation and Chairman of Matakina Limited. He also presently serves as Chairman of BMT Limited,	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address

URENCO Limited, and Study Group UK Limited, as Senior Independent Director at BG Group plc, and as Chair of The Rhodes Trust and Teach For All. He is also a Trustee of Singapore Management University. Sir John Hood is a citizen of New Zealand.

Ruigang Li

Non-executive director of WPP. Ruigang Li was appointed a director of WPP in October 2010. He is Founding Chairman of CMC Capital Partners (CMC), and Founding Chairman of CMC Holdings.

Mr. Li is also the Chairman of Shanghai Media Group (SMG), a position he has held since March 2014. Mr. Li is a citizen of the People’s Republic of China.

The address of WPP is 27 Farm Street, London W1J 5RJ United Kingdom.

The address of CMC is Unit 3607B-08, The Centre, 989 Changle Road, Xinhui District, Shanghai, 200031, China.

The address of Shanghai Media Group (SMG) is 298 Weihai Road, Jinan District, Shanghai 200041, China.

Daniela Riccardi	Non-executive director of WPP. Ms. Riccardi was appointed a director in September 2013. She is Chief Executive Officer of The Baccarat Company, a position she has held since June 2013, and was previously Chief Executive Officer of Diesel S.p.A. She was an executive at Procter & Gamble for 25 years, including service as President of Procter & Gamble Greater China, and Vice President-General Manager for Eastern Europe & Russia. Ms. Riccardi also sits on the board of directors of Kering SA. Ms. Riccardi is a citizen of Italy.	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom. The address of The Baccarat Company is 11 place des Etats-Unis - 75116 Paris, France.

Nicole Seligman	Non-executive director. Ms. Seligman was appointed a director in January 2014. A senior Sony executive since 2001, she is President of Sony Entertainment, Inc. and Sony Corporation	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address

	of America and also serves as Sony Group Senior Legal Counsel. Previously, she was Executive Vice President and General Counsel of Sony Corporation. Before joining Sony she was a partner in the Washington law firm of Williams & Connolly. Ms. Seligman is a citizen of the United States.	The address of Sony Corporation of America is 550 Madison Avenue, New York, NY 10022, United States.

Hugo Shong	Non-executive director of WPP. Mr. Shong was appointed a director in May 2013. He is the executive vice president of International Data Group (“IDG”), a private technology media, research and events company, a position he has held since June 2006, and president of IDG Asia/China, a position he has held since June 2000. Mr. Shong currently serves on the boards of China Jiuhao Health Industry Corp. and Mei Ah Entertainment Group Ltd. Mr. Shong has been a member of the board of trustees of Boston University since 2005. Mr. Shong is a citizen of the United States.

The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom.

The address of IDG is One Exeter Plaza, 15th Floor, Boston, Massachusetts 02116, United States.

The address of IDG Asia/China is 616, Tower A, COFCO Plaza, 8 Jianguomennei Dajie, Beijing 100005, China.

Timothy Shriver	Non-executive director. Mr. Shriver was appointed a director of WPP in August 2007. Mr. Shriver is Chairman of Special Olympics, a position he has held since 2003. He chairs the Collaborative for Academic, Social, and Emotional Learning (CASEL) and is a member of the Council on Foreign Relations. Mr. Shiver is a citizen of the United States.	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom. The address of Special Olympics is 1133 19th Street NW, Washington, DC 20036-3604, United States.

Sally Susman	Non-executive director. Sally Susman was appointed a director on May 2013. She is currently executive vice president, Corporate Affairs for Pfizer Inc., a position she has held since January 2008. She also serves on the board of the International Rescue Committee and is a Trustee at the Library of Congress. Ms. Susman is a citizen of the United States.	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom. The address of Pfizer Inc. is 235 East 42nd Street, New York, NY 10017, United States.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address

Solomon Trujillo	Non-executive director. Mr. Trujillo was appointed a director of WPP in October 2010. He currently serves on the boards of directors of Western Union Company and ProAmerica Bank in the US and Soufun Holdings in China, where he is Board chairman. Mr. Trujillo is a citizen of the United States.	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom.

Annex B

Trade Date (M/D/Y)	Transaction	Number of Shares of Common Stock	Price per Share*	Price Range*
12/17/2015	Purchase	60,000	$38.7282	$38.46	$38.93
12/18/2015	Purchase	60,000	$38.3989	$37.92	$38.90
12/21/2015	Purchase	60,000	$38.3521	$38.06	$38.68
12/22/2015	Purchase	24,913	$39.0954	$38.59	$39.50
12/23/2015	Purchase	30,606	$40.5250	$40.05	$40.75
12/24/2015	Purchase	23,600	$41.3417	$40.95	$41.38
12/28/2015	Purchase	60,000	$41.3160	$40.85	$41.52
12/29/2015	Purchase	60,000	$42.0915	$41.77	$42.31
12/30/2015	Purchase	39,748	$41.9952	$41.94	$42.00

*	The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple market transactions over a range of prices. The price per share reported represents the weighted average price (without regard to brokerage commissions and fees). The Reporting Persons undertake to provide the staff of the SEC, the Company or any stockholder of the Company upon request with the number of shares executed by such Reporting Person at each separate price within the range.